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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  VidaMed, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   926530 10 6
------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Carol E. Malkinson, Esq.
                                 Medtronic, Inc.
                           710 Medtronic Parkway N.E.
                          Minneapolis, Minnesota 55432
                                 (763) 514-4000
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 26, 2001
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------                             -----------------------------------------------
CUSIP NO.    926530 10 6                                                         PAGE     2     OF    7   PAGES
                                                                                      ---------    ------
--------------------------------------------                             -----------------------------------------------

------------------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Medtronic, Inc.
                    41-0793183
------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                   (a) / /
                                                                                                                 (b) / /

------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    Not Applicable
------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                                                            / /

------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota
------------------------------------------------------------------------------------------------------------------------
                                                  7     SOLE VOTING POWER
                                                        6,100,000

                  NUMBER OF                    -------------------------------------------------------------------------
                   SHARES                         8     SHARED VOTING POWER
                BENEFICIALLY                                    0
                  OWNED BY
                    EACH                       -------------------------------------------------------------------------
                  REPORTING                       9     SOLE DISPOSITIVE POWER
                   PERSON                               6,100,000
                   WITH

                                               -------------------------------------------------------------------------
                                                 10     SHARED DISPOSITIVE POWER
                                                                0

------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (SEE INSTRUCTIONS) 6,100,000
------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                         / /
------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.4%
------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO
------------------------------------------------------------------------------------------------------------------------
----------------------

                                                      SCHEDULE 13D

--------------------------------------------                             -----------------------------------------------
CUSIP NO.    926530 10 6                                                         PAGE     2     OF    7   PAGES
                                                                                      ---------    ------
--------------------------------------------                             -----------------------------------------------

------------------------------------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Medtronic Asset Management, Inc.
                    41-1721127
------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                 (a) / /
                                                                                                               (b) / /

------------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    Not Applicable
------------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                                                          / /

------------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota
------------------------------------------------------------------------------------------------------------------------
                                                  7     SOLE VOTING POWER
                                                        6,100,000

                  NUMBER OF                    -------------------------------------------------------------------------
                   SHARES                         8     SHARED VOTING POWER
                BENEFICIALLY                                    0
                  OWNED BY
                    EACH                       -------------------------------------------------------------------------
                  REPORTING                       9     SOLE DISPOSITIVE POWER
                   PERSON                               6,100,000
                    WITH
                                               -------------------------------------------------------------------------
                                                 10     SHARED DISPOSITIVE POWER
                                                                0

------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,100,000
------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                  / /
           (SEE INSTRUCTIONS)
------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    17.4%
------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO
------------------------------------------------------------------------------------------------------------------------
----------------------

ITEM 1.    SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D relates to Common Stock, $0.01 par value per share, of VidaMed, Inc. ("VidaMed"), and amends Schedule 13D filed by Medtronic, Inc. and Medtronic Asset Management, Inc. The name and address of the principal executive offices of the issuer of such securities are VidaMed, Inc., 46107 Landing Parkway, Fremont, California 94538.

ITEM 2.    IDENTITY AND BACKGROUND

(a), (b) and (c)

Medtronic, Inc. ("Medtronic"), 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic Asset Management, Inc., 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432, a Minnesota corporation ("MAMI") is a wholly-owned subsidiary of Medtronic, Inc. through which Medtronic, Inc. holds certain investments. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

William W. George, Chairman and Director, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Arthur D. Collins, Jr., President, Chief Executive Officer and Director, Medtronic, Inc., and President and Director, MAMI, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Glen D. Nelson, M.D., Vice Chairman and Director, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Michael R. Bonsignore, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Honeywell International, Inc., 101 Columbia Road, P. O. Box 4000, Morristown, New Jersey 07962-2497;

William R. Brody, M.D., Ph.D., Director, Medtronic, Inc., President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall, Baltimore, MD 21218;

Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, KY 41012-0391;

Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University, Office of the Dean, 1300 York Avenue, New York, NY 10021;

Bernadine P. Healy, M.D., Director, Medtronic, Inc., President and CEO, American Red Cross, 430 17th Street, N.W., Washington, DC 20036;

Jean-Pierre Rosso, Director, Medtronic, Inc., Chairman and Chief Executive Officer, CNH Global N.V., 700 State Street, Racine, WI 53404;

Jack W. Schuler, Director, Medtronic, Inc., Chairman, Stericycle, Inc. and Ventana Medical Systems, Inc., 1419 Lake Cook Road, Suite 410, Deerfield, IL 60015;


                               Page 4 of 7 Pages

Gordon M. Sprenger, Director, Medtronic, Inc., Executive Officer, Allina Health System, 5601 Smetana Drive, Minneapolis, MN 55440;

Jeffrey Balagna, Senior Vice President and Chief Information Officer, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432;

Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Robert Guezuraga, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Steven B. Kelmar, Senior Vice President, External Affairs, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Stephen H. Mahle, Senior Vice President and President, Cardiac Rhythm Management, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Andrew P. Rasdal, Senior Vice President and President, Vascular, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., and Chief Financial Officer and Director, MAMI, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

David J. Scott, Senior Vice President and General Counsel and Secretary, Medtronic, Inc. and Vice President, Secretary and Director, MAMI, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Keith E. Williams, Senior Vice President and President, Neurological, Spinal, and ENT, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

Barry W. Wilson, Senior Vice President and President, International, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

(d), (e) and (f)

No change.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.    PURPOSE OF TRANSACTION

The purpose of the transaction was to make a charitable gift to The Medtronic Foundation of a Warrant to purchase 1,590,000 shares of VidaMed common stock.


                               Page 5 of 7 Pages

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) Medtronic, Inc., through MAMI, is the beneficial owner of 6,100,000 shares of Common Stock of VidaMed, which represents approximately 17.4% of the outstanding Common Stock of VidaMed. To the knowledge of the reporting persons, no other person named in Item 2 beneficially owns any VidaMed shares.

(b) Medtronic, Inc., through MAMI, has the sole power to vote and the sole power to dispose of all shares of VidaMed Common Stock beneficially owned by it.

(c) The only transaction in the Common Stock of VidaMed that was effected by any person named in paragraph (a) above during the past 60 days is the gift of a Warrant to purchase 1,590,000 shares as reported in Item 4 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Agreement by the persons filing this Form 13D to make a joint filing (incorporated by reference to Exhibit A to initial Schedule 13D, filed January 14, 2000).

Exhibit B - Purchase Agreement dated January 4, 2000 by and between VidaMed, Inc. and the purchasers listed on Exhibit A thereto, including MAMI (incorporated by reference to Exhibit B to initial Schedule 13D, filed January 14, 2000).

Exhibit C - Purchase Agreement dated November 16, 2000 by and between VidaMed, Inc. and the purchasers listed on Exhibit A thereto, including MAMI (incorporated by reference to Exhibit D to Amendment No. 1 to Schedule 13D, filed November 29, 2000).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2001

MEDTRONIC, INC.                          MEDTRONIC ASSET MANAGEMENT, INC.



By:      /s/ David J. Scott                  By: /s/ David J. Scott
   --------------------------                   --------------------
David J. Scott                               David J. Scott
Senior Vice President and General Counsel    Vice President and Secretary


                               Page 6 of 7 Pages

                                  EXHIBIT INDEX

         EXHIBIT  DESCRIPTION

         A Agreement by the persons filing this Form 13D to make a joint filing (incorporated by reference to Exhibit A to initial
                  Schedule 13D, filed January 14, 2000).

         B Purchase Agreement dated January 4, 2000 by and between VidaMed, Inc. and the purchasers listed on Exhibit A thereto, including MAMI (incorporated by reference to Exhibit B to initial Schedule 13D, filed January 14, 2000).

         C Purchase Agreement dated November 16, 2000 by and between VidaMed, Inc. and the purchasers listed on Exhibit A thereto, including MAMI (incorporated by reference to Exhibit D to Amendment No. 1 to Schedule 13D, filed November 29, 2000).


                               Page 7 of 7 Pages